# SEC Schedule 13D/A (Amendment No. 21) — Beneficial ownership report by holders of more than 5% of a class

Issuer: United Parks & Resorts Inc., CIK 0001564902
CUSIP: 81282V100
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 6240 SEA HARBOR DRIVE, ORLANDO, Florida (FL), 32821
Date of event which requires filing of this statement: 06/30/2025
Filed by CIK 0001676292
Persons authorized to receive notices and communications: SCOTT ROSS, HILL PATH CAPITAL LP, 150 East 58th Street, 33rd Floor, New York, New York (NY), 10155, 212-632-5420

## Reporting persons
- Hill Path Capital Partners LP (CIK 0001661914): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 5,885,065; shared voting power 0; sole dispositive power 5,885,065; shared dispositive power 0; aggregate amount beneficially owned 5,885,065 (10.7% of the class)
- Hill Path Capital Co-Investment Partners LP (CIK 0001661913): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 176,201; shared voting power 0; sole dispositive power 176,201; shared dispositive power 0; aggregate amount beneficially owned 176,201 (0.3% of the class)
- Hill Path Capital Partners-H LP (CIK 0001661915): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 1,334,162; shared voting power 0; sole dispositive power 1,334,162; shared dispositive power 0; aggregate amount beneficially owned 1,334,162 (2.4% of the class)
- Hill Path Capital Partners Co-Investment E LP (CIK 0001705700): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 6,109,961; shared voting power 0; sole dispositive power 6,109,961; shared dispositive power 0; aggregate amount beneficially owned 6,109,961 (11.1% of the class)
- Hill Path Capital Partners Co-Investment E2 LP (CIK 0001705698): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 402,017; shared voting power 0; sole dispositive power 402,017; shared dispositive power 0; aggregate amount beneficially owned 402,017 (0.7% of the class)
- Hill Path Capital Partners Co-Investment S LP (CIK 0001710571): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 83,900; shared voting power 0; sole dispositive power 83,900; shared dispositive power 0; aggregate amount beneficially owned 83,900 (0.2% of the class)
- HEP Fund LP (CIK 0001778825): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 10,518,006; shared voting power 0; sole dispositive power 10,518,006; shared dispositive power 0; aggregate amount beneficially owned 10,518,006 (19.1% of the class)
- HM Fund LP (CIK 0001778807): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 2,695,994; shared voting power 0; sole dispositive power 2,695,994; shared dispositive power 0; aggregate amount beneficially owned 2,695,994 (4.9% of the class)
- HAT Fund LP (CIK 0001814671): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- HAT Fund II LP (CIK 0001814670): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Hill Path Capital Partners GP LLC (CIK 0001676386): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 7,395,428; shared voting power 0; sole dispositive power 7,395,428; shared dispositive power 0; aggregate amount beneficially owned 7,395,428 (13.5% of the class)
- Hill Path Capital Partners E GP LLC (CIK 0001705699): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 6,511,978; shared voting power 0; sole dispositive power 6,511,978; shared dispositive power 0; aggregate amount beneficially owned 6,511,978 (11.8% of the class)
- Hill Path Capital Partners S GP LLC (CIK 0001711306): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 83,900; shared voting power 0; sole dispositive power 83,900; shared dispositive power 0; aggregate amount beneficially owned 83,900 (0.2% of the class)
- HE GP LLC (CIK 0001778844): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 10,518,006; shared voting power 0; sole dispositive power 10,518,006; shared dispositive power 0; aggregate amount beneficially owned 10,518,006 (19.1% of the class)
- HM GP LLC (CIK 0001778909): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 2,695,994; shared voting power 0; sole dispositive power 2,695,994; shared dispositive power 0; aggregate amount beneficially owned 2,695,994 (4.9% of the class)
- Hill Path Investment Holdings LLC (CIK 0001676389): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 27,205,306; shared voting power 0; sole dispositive power 27,205,306; shared dispositive power 0; aggregate amount beneficially owned 27,205,306 (49.5% of the class)
- Hill Path Capital LP (CIK 0001676292): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 27,205,306; shared voting power 0; sole dispositive power 27,205,306; shared dispositive power 0; aggregate amount beneficially owned 27,205,306 (49.5% of the class)
- Hill Path Holdings LLC (CIK 0001676388): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 27,205,306; shared voting power 0; sole dispositive power 27,205,306; shared dispositive power 0; aggregate amount beneficially owned 27,205,306 (49.5% of the class)
- ROSS SCOTT I (CIK 0001549220): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), other (OO); sole voting power 27,266,576; shared voting power 0; sole dispositive power 27,266,576; shared dispositive power 0; aggregate amount beneficially owned 27,266,576 (49.6% of the class)
- CHAMBERS JAMES P. (CIK 0001778860): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 24,219; shared voting power 0; sole dispositive power 24,219; shared dispositive power 0; aggregate amount beneficially owned 24,219 (0% of the class)
- Dalal Aayushi (CIK 0002075085): type of reporting person: individual (IN); citizenship or place of organization: India (K7); source of funds: other (OO); sole voting power 54; shared voting power 0; sole dispositive power 54; shared dispositive power 0; aggregate amount beneficially owned 54 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: United Parks & Resorts Inc.
Address of issuer's principal executive offices: 6240 SEA HARBOR DRIVE, ORLANDO, Florida (FL), 32821

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended and supplemented to add Aayushi Dalal as a "Reporting Person" for purposes of Schedule 13D.

Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint statement on Schedule 13D.
Residence or business address:
Item 2(b) is hereby amended and supplemented to add the following:

The address of the principal business of Ms. Dalal is 150 East 58th Street, 33rd Floor New York, New York 10155.
Present principal occupation or employment:
Item 2(c) is hereby amended and supplemented to add the following:

The principal occupation of Ms. Dalal is serving as a Vice President at Hill Path. Ms. Dalal is also a member of the Board of Directors of the Issuer.
Criminal convictions in the last five years:
Item 2(d) is hereby amended and supplemented to add the following:

Ms. Dalal has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
Item 2(e) is hereby amended and supplemented to add the following:

Ms. Dalal has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Ms. Dalal is a citizen of India.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended to add the following:

The 61,270 Shares beneficially owned directly by Mr. Ross were awarded to him in his capacity as a director of the Issuer.

The 24,219 Shares beneficially owned directly by Mr. Chambers were awarded to him in his capacity as a director of the Issuer.

The 54 Shares beneficially owned directly by Ms. Dalal were awarded to her in her capacity as a director of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 54,974,409 Shares outstanding as of May 7, 2025, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2025.

A. Hill Path Capital
As of the close of business on the date hereof, Hill Path Capital beneficially owned 5,885,065 Shares. Percentage: Approximately 10.7%

B. Hill Path Co-Investment
As of the close of business on the date hereof, Hill Path Co-Investment beneficially owned 176,201 Shares. Percentage: Less than 1%

C. Hill Path H
As of the close of business on the date hereof, Hill Path H beneficially owned 1,334,162 Shares. Percentage: Approximately 2.4%

D. Hill Path E
As of the close of business on the date hereof, Hill Path E beneficially owned 6,109,961 Shares. Percentage: Approximately 11.1%

E. Hill Path E2
As of the close of business on the date hereof, Hill Path E2 beneficially owned 402,017 Shares. Percentage: Less than 1%

F. Hill Path S
As of the close of business on the date hereof, Hill Path S beneficially owned 83,900 Shares. Percentage: Less than 1%

G. HEP Fund
As of the close of business on the date hereof, HEP Fund beneficially owned 10,518,006 Shares. Percentage: Approximately 19.1%

H. HM Fund
As of the close of business on the date hereof, HM Fund beneficially owned 2,695,994 Shares. Percentage: Approximately 4.9%

I. HAT Fund
As of the close of business on the date hereof, HAT Fund does not beneficially own any Shares. Percentage: 0%

J. HAT Fund II
As of the close of business on the date hereof, HAT Fund II does not beneficially own any Shares. Percentage: 0%

K. Hill Path GP
Hill Path GP, as the general partner of each of Hill Path Capital, Hill Path Co-Investment and Hill Path H, may be deemed the beneficial owner of the (i) 5,885,065 Shares owned by Hill Path Capital, (ii) 176,201 Shares owned by Hill Path Co-Investment and (iii) 1,334,162 Shares owned by Hill Path H. Percentage: Approximately 13.5%

L. Hill Path E GP
Hill Path E GP, as the general partner of each of Hill Path E and Hill Path E2, may be deemed the beneficial owner of the (i) 6,109,961 Shares owned by Hill Path E and (ii) 402,017 Shares owned by Hill Path E2. Percentage: Approximately 11.8%

M. Hill Path S GP
Hill Path S GP, as the general partner of Hill Path S, may be deemed the beneficial owner of the 83,900 Shares owned by Hill Path S. Percentage: Less than 1%

N. HE GP
HE GP, as the general partner of HEP Fund, may be deemed the beneficial owner of the 10,518,006 Shares owned by HEP Fund. Percentage: Approximately 19.1%

O. HM GP
HM GP, as the general partner of HM Fund, may be deemed the beneficial owner of the 2,695,994 Shares owned by HM Fund. Percentage: Approximately 4.9%

P. Hill Path Investment Holdings
Hill Path Investment Holdings, as the managing member of each of Hill Path GP, Hill Path E GP, Hill Path S GP, HE GP and HM GP, may be deemed to beneficially own the (i) 5,885,065 Shares owned by Hill Path Capital, (ii) 176,201 Shares owned by Hill Path Co-Investment, (iii) 1,334,162 Shares owned by Hill Path H, (iv) 6,109,961 Shares owned by Hill Path E, (v) 402,017 Shares owned by Hill Path E2, (vi) 83,900 Shares owned by Hill Path S, (vii) 10,518,006 Shares owned by HEP Fund and (viii) 2,695,994 Shares owned by HM Fund. Percentage: Approximately 49.5%

Q. Hill Path
Hill Path, as the investment manager of each of Hill Path Capital, Hill Path Co-Investment, Hill Path H, Hill Path E, Hill Path E2, Hill Path S, HEP Fund and HM Fund, may be deemed to beneficially own the (i) 5,885,065 Shares owned by Hill Path Capital, (ii) 176,201 Shares owned by Hill Path Co-Investment, (iii) 1,334,162 Shares owned by Hill Path H, (iv) 6,109,961 Shares owned by Hill Path E, (v) 402,017 Shares owned by Hill Path E2, (vi) 83,900 Shares owned by Hill Path S, (vii) 10,518,006 Shares owned by HEP Fund and (viii) 2,695,994 Shares owned by HM Fund. Percentage: Approximately 49.5%

R. Hill Path Holdings
Hill Path Holdings, as the general partner of Hill Path, may be deemed to beneficially own the (i) 5,885,065 Shares owned by Hill Path Capital, (ii) 176,201 Shares owned by Hill Path Co-Investment, (iii) 1,334,162 Shares owned by Hill Path H, (iv) 6,109,961 Shares owned by Hill Path E, (v) 402,017 Shares owned by Hill Path E2, (vi) 83,900 Shares owned by Hill Path S, (vii) 10,518,006 Shares owned by HEP Fund and (viii) 2,695,994 Shares owned by HM Fund. Percentage: Approximately 49.5%

S. Mr. Ross
As of the close of business on the date hereof, Mr. Ross beneficially owned directly 61,270 Shares. Mr. Ross, as the managing partner of each of Hill Path Investment Holdings, Hill Path and Hill Path Holdings, may be deemed to beneficially own the (i) 5,885,065 Shares owned by Hill Path Capital, (ii) 176,201 Shares owned by Hill Path Co-Investment, (iii) 1,334,162 Shares owned by Hill Path H, (iv) 6,109,961 Shares owned by Hill Path E, (v) 402,017 Shares owned by Hill Path E2, (vi) 83,900 Shares owned by Hill Path S, (vii) 10,518,006 Shares owned by HEP Fund and (viii) 2,695,994 Shares owned by HM Fund. Percentage: Approximately 49.6%

T. Mr. Chambers
As of the close of business on the date hereof, Mr. Chambers beneficially owned 24,219 Shares. Percentage: Less than 1%

U. Ms. Dalal
As of the close of business on the date hereof, Ms. Dalal beneficially owned 54 Shares. Percentage: Less than 1%
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

A. Hill Path Capital
1. Sole power to vote or direct vote: 5,885,065
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,885,065
4. Shared power to dispose or direct the disposition: 0

B. Hill Path Co-Investment
1. Sole power to vote or direct vote: 176,201
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 176,201
4. Shared power to dispose or direct the disposition: 0

C. Hill Path H
1. Sole power to vote or direct vote: 1,334,162
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,334,162
4. Shared power to dispose or direct the disposition: 0

D. Hill Path E
1. Sole power to vote or direct vote: 6,109,961
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,109,961
4. Shared power to dispose or direct the disposition: 0

E. Hill Path E2
1. Sole power to vote or direct vote: 402,017
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 402,017
4. Shared power to dispose or direct the disposition: 0

F. Hill Path S
1. Sole power to vote or direct vote: 83,900
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 83,900
4. Shared power to dispose or direct the disposition: 0

G. HEP Fund
1. Sole power to vote or direct vote: 10,518,006
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 10,518,006
4. Shared power to dispose or direct the disposition: 0

H. HM Fund
1. Sole power to vote or direct vote: 2,695,994
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,695,994
4. Shared power to dispose or direct the disposition: 0

I. HAT Fund
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

J. HAT Fund II
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

K. Hill Path GP
1. Sole power to vote or direct vote: 7,395,428
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,395,428
4. Shared power to dispose or direct the disposition: 0

L. Hill Path E GP
1. Sole power to vote or direct vote: 6,511,978
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,511,978
4. Shared power to dispose or direct the disposition: 0

M. Hill Path S GP
1. Sole power to vote or direct vote: 83,900
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 83,900
4. Shared power to dispose or direct the disposition: 0

N. HE GP
1. Sole power to vote or direct vote: 10,518,006
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 10,518,006
4. Shared power to dispose or direct the disposition: 0

O. HM GP
1. Sole power to vote or direct vote: 2,695,994
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,695,994
4. Shared power to dispose or direct the disposition: 0

P. Hill Path Investment Holdings
1. Sole power to vote or direct vote: 27,205,306
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 27,205,306
4. Shared power to dispose or direct the disposition: 0

Q. Hill Path
1. Sole power to vote or direct vote: 27,205,306
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 27,205,306
4. Shared power to dispose or direct the disposition: 0

R. Hill Path Holdings
1. Sole power to vote or direct vote: 27,205,306
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 27,205,306
4. Shared power to dispose or direct the disposition: 0

S. Mr. Ross
1. Sole power to vote or direct vote: 27,266,576
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 27,266,576
4. Shared power to dispose or direct the disposition: 0

T. Mr. Chambers
1. Sole power to vote or direct vote: 24,219
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 24,219
4. Shared power to dispose or direct the disposition: 0

U. Ms. Dalal
1. Sole power to vote or direct vote: 54
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 54
4. Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

Other than as set forth in Item 6, the Reporting Persons have not entered into any transactions in the securities of the Issuer during the past sixty days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On June 30, 2025, Mr. Ross was granted 1,980 restricted stock units ("RSUs") pursuant to the Issuer's 2017 Omnibus Incentive Plan (the "Incentive Plan"), which vested immediately.

On June 30, 2025, Mr. Chambers was granted 1,082 RSUs pursuant to the Incentive Plan, which vested immediately.

On June 13, 2025, Ms. Dalal was granted 5,358 RSUs pursuant to the Incentive Plan, which vest 100% on the day before the Issuer's 2026 Annual Meeting of Stockholders. On June 30, 2025, Ms. Dalal was granted 54 RSUs and 54 deferred stock units ("DSUs"), which vested immediately (the Shares subject to the DSUs will be issued to Ms. Dalal three months after her "separation from service" as a director of the Issuer).

On July 2, 2025, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

99.1 - Joint Filing Agreement by and among the Reporting Persons, dated July 2, 2025.

## Signatures
- Hill Path Capital Partners LP: /s/ Scott Ross, Scott Ross, Managing Partner (07/02/2025)
- Hill Path Capital Co-Investment Partners LP: /s/ Scott Ross, Scott Ross, Managing Partner of Hill Path Capital LP, its Investment Manager (07/02/2025)
- Hill Path Capital Partners-H LP: /s/ Scott Ross, Scott Ross, Managing Partner of Hill Path Capital LP, its Investment Manager (07/02/2025)
- Hill Path Capital Partners Co-Investment E LP: /s/ Scott Ross, Scott Ross, Managing Partner of Hill Path Capital LP, its Investment Manager (07/02/2025)
- Hill Path Capital Partners Co-Investment E2 LP: /s/ Scott Ross, Scott Ross, Managing Partner of Hill Path Capital LP, its Investment Manager (07/02/2025)
- Hill Path Capital Partners Co-Investment S LP: /s/ Scott Ross, Scott Ross, Managing Partner of Hill Path Capital LP, its Investment Manager (07/02/2025)
- HEP Fund LP: /s/ Scott Ross, Scott Ross, Managing Partner of Hill Path Capital LP, its Investment Manager (07/02/2025)
- HM Fund LP: /s/ Scott Ross, Scott Ross, Managing Partner of Hill Path Capital LP, its Investment Manager (07/02/2025)
- HAT Fund LP: /s/ Scott Ross, Scott Ross, Managing Partner of Hill Path Capital LP, its Investment Manager (07/02/2025)
- HAT Fund II LP: /s/ Scott Ross, Scott Ross, Managing Partner of Hill Path Capital LP, its Investment Manager (07/02/2025)
- Hill Path Capital Partners GP LLC: /s/ Scott Ross, Scott Ross, Managing Partner of Hill Path Capital LLC, its Managing Member (07/02/2025)
- Hill Path Capital Partners E GP LLC: /s/ Scott Ross, Scott Ross, Managing Partner of Hill Path Capital LLC, its Managing Member (07/02/2025)
- Hill Path Capital Partners S GP LLC: /s/ Scott Ross, Scott Ross, Managing Partner of Hill Path Capital LLC, its Managing Member (07/02/2025)
- HE GP LLC: /s/ Scott Ross, Scott Ross, Managing Partner of Hill Path Capital LLC, its Managing Member (07/02/2025)
- HM GP LLC: /s/ Scott Ross, Scott Ross, Managing Partner of Hill Path Capital LLC, its Managing Member (07/02/2025)
- Hill Path Investment Holdings LLC: /s/ Scott Ross, Scott Ross, Managing Partner (07/02/2025)
- Hill Path Capital LP: /s/ Scott Ross, Scott Ross, Managing Partner of Hill Path Capital LLC, its General Partner (07/02/2025)
- Hill Path Holdings LLC: /s/ Scott Ross, Scott Ross, Managing Partner (07/02/2025)
- ROSS SCOTT I: /s/ Scott Ross, Scott Ross (07/02/2025)
- CHAMBERS JAMES P.: /s/ James P. Chambers, James P. Chambers (07/02/2025)
- Dalal Aayushi: /s/ Aayushi Dalal, Aayushi Dalal (07/02/2025)